EXHIBIT 99.1

MOGO ANNOUNCES SHAREHOLDER APPROVALS FOR ITS ACQUISITION OF DIGITAL PAYMENTS COMPANY CARTA WORLDWIDE

Transaction expected to be completed on or about January 25, 2021

Vancouver, British Columbia, January 18, 2021– Mogo Inc. (NASDAQ: MOGO; TSX: MOGO) (“Mogo” or the ”Company”), a digital payments and financial technology company empowering the next generation of consumers with innovative financial products including buying and selling of Bitcoin through its mobile app, is pleased to announce that Mogo shareholders and Carta securityholders, at separate meetings held on January 15, 2021, voted to approve the acquisition of Carta Solutions Holding Corporation (“Carta”) by Mogo pursuant to a plan of arrangement under section 192 of the Canada Business Corporations Act (the “Transaction”).

“We are pleased to have the overwhelming support of shareholders for this transformative transaction,” said David Feller, Chief Executive Officer of Mogo. “We look forward to completing the acquisition later this month and working with the Carta team to take advantage of the massive opportunity in front of us created by the accelerating shift to digital for financial services.”

Carta’s next-generation digital payments platform is the engine behind innovative fintech companies and products around the globe, powering over 100 card programs and providing vital processing technology to industry leaders in Europe and North America.

The Transaction is expected to:

•	significantly expand Mogo’s total addressable market by entering the global $2.5 trillion global payments market;
•	increase revenue scale and accelerate the growth of its high-margin subscription and transaction-based revenue; and
•	strengthen the Company’s digital wallet capabilities which includes the development of its peer-to-peer payment solution planned for 2021.

Details of the Transaction are set out in Mogo’s press release and the management information circular (“Circular”), each dated November 27, 2020, which are available under the Company’s profile on SEDAR at www.sedar.com.

At the special meeting of shareholders of the Company (the “Meeting”), an ordinary resolution to authorize and approve the issuance of 10,000,000 common shares of the Company, subject to potential downward adjustment based on required minimum working capital and cash positions for Carta, and to ratify and approve the arrangement agreement between Mogo and Carta dated November 17, 2020 setting out the terms and conditions of the Transaction, was approved by 99.78% of the votes cast by Shareholders. The common shares of the Company issued pursuant to the Transaction will not begin to be distributed to individual Carta securityholders, including management, before the earlier of (i) the 10-day volume-weighted average price of the common shares of the Company on the Toronto Stock Exchange being equal to $7.45 per share or higher or (ii) December 2021.

1

A total of 9,488,979 common shares of the Company were voted at the Meeting online or by proxy, representing approximately 31.33% of the issued and outstanding common shares of the Company as at November 27, 2020. The Company has filed a report of voting results on the resolution voted upon at the Meeting under its profile on SEDAR at www.sedar.com.

Completion of the Transaction remains conditional upon approval of the Ontario Superior Court of Justice (the “Court”) and certain other customary closing conditions. The application for the final order from the Court is scheduled to be heard on January 18, 2021. Assuming that all conditions to closing of the Transaction are satisfied or waived, the Transaction is expected to be completed on or about January 25, 2021.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable securities legislation, including statements regarding completion of the Transaction, the anticipated benefits of the Transaction, the impact of the Transaction on Mogo, Court approval and the timing for closing the Transaction. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at the time of preparation, are inherently subject to significant business, economic and competitive uncertainties and contingencies, and may prove to be incorrect. Forward- looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo’s expectations for its future financial performance are subject to a number of conditions, many of which are outside of Mogo’s control. For a description of the risks associated with Mogo’s business and the Transaction, please refer to the “Risk Factors” section of Mogo’s current annual information form and the “Risks Associated with the Transaction” section of the Circular, both of which are available at www.sedar.com and www.sec.gov. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

About Mogo

Mogo — a financial technology company — offers a finance app that empowers consumers with simple solutions to help them get in control of their financial health and be more mindful of the impact they have on society and the planet. Users can sign up for a free account in only three minutes, begin to learn the 4 habits of financial health and get convenient access to products that can help them achieve their financial goals and have a positive impact on the planet including a digital spending account with Mogo Visa* Platinum Prepaid Card featuring automatic carbon offsetting, free monthly credit score monitoring, ID fraud protection and personal loans. Members can also easily buy and sell bitcoin 24/7 through the Mogo app, as well as participate in Mogo’s new bitcoin rewards program. The Mogo platform has been purpose-built to deliver a best-in-class digital experience, with best-in-class products, all through one account. With more than one million members and a marketing partnership with Canada’s largest news media company, Mogo continues to execute on its vision to gamify financial health and become the go-to financial app for the next generation of Canadians. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

For further information:

Craig Armitage

Investor Relations

craiga@mogo.ca

(416) 347-8954

2